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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            PRECISION AUTO CARE, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                    74-18R915
                                    ---------
                                 (CUSIP NUMBER)

                                Arthur C. Kellar

                             748 Miller Drive, S.E.
                            Leesburg, Virginia 20175
                          Telephone No. (703) 777-9095
                          ----------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Everett F. Casey
                            Precision Auto Care, Inc.
                             748 Miller Drive, S.E.
                            Leesburg, Virginia 20175

                                October 30, 2002
                                ----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
            schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].

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   ---------------------                                   -----------------
   CUSIP NO. 74-18R915                 13D                 Page 2 of 6 Pages
   ---------------------                                   -----------------

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            NAME OF REPORTING PERSONS
      1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Arthur C. Kellar
   -----------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
      2                                                               (b)   [ ]
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      3     SEC USE ONLY
   -----------------------------------------------------------------------------
            SOURCE OF FUNDS*
      4              PF
   -----------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
      5
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            CITIZENSHIP OR PLACE OF ORGANIZATION
      6              USA
   -----------------------------------------------------------------------------
                             7       SOLE VOTING POWER
          NUMBER OF                           3,480,094

            SHARES
                             ---------------------------------------------------
                             8       SHARED VOTING POWER
         BENEFICIALLY                         0

           OWNED BY
                             ---------------------------------------------------
                             9       SOLE DISPOSITIVE POWER
             EACH                             3,480,094

          REPORTING
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
         PERSON WITH                          0
   -----------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,480,094

   -----------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]
                      100,000 shares held by the Kellar Family Foundation,
                      over which the reporting person has no voting or dispositive power
   -----------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      21.9%
   -----------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON*
                      IN
   -----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.      Security and Issuer.

             This statement relates to the Common Stock of the Precision Auto Care, Inc. (the "Issuer"), a Virginia corporation having its principal executive offices at 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2.      Identity and Background.

             (a)      Name.

                      The name of the reporting person is Arthur C. Kellar.

             (b)      Residence or business address.

                      The reporting person's residence address is 106 Ebbtide Drive, North Palm Beach, Florida 33408.

             (c)      Principal occupation or employment.

                      The reporting person is retired.

             (d)      Criminal convictions.

                      Not applicable.

             (e)      Civil proceedings.

                      Not applicable.

             (f)      Citizenship.

                      The reporting person is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

             On October 30, 2002, the reporting person and another debt holder entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer pursuant to which certain debentures held by the reporting person directly and by Precision Funding L.L.C., an entity in which the reporting person owns a 50% interest ("Precision Funding"), were contributed to the Issuer in exchange for certain equity consideration, including 1,618,000 of the shares of Common Stock disclosed in this Schedule 13D. The reporting person used personal funds in making the purchase of the remaining shares of Common Stock disclosed in this
Schedule 13D.

Item 4.      Purpose of Transaction.

             The reporting person's purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in this
Item 4. The reporting person entered into the Exchange Agreement for the purpose of strengthening the balance sheet of the Issuer as well as participating in the future performance of the Issuer. Pursuant to the terms of

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the Exchange Agreement, in addition to the shares of Common Stock described in
Item 3 above, the reporting person also received (i) warrants to purchase an additional 7,424,704 shares of Common Stock from the Issuer for a price per share of $.44 and (ii) 323,600 shares of Series A Cumulative Redeemable Preferred Stock with a coupon of $10.36 per share.

             The reporting person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the reporting person to increase his holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the reporting person and general economic and market conditions. At any time, the reporting person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

             Except as set forth above, the reporting person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The reporting person may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.      Interest in Securities of the Issuer.

             (a)      Beneficial Ownership.

                      3,480,094 shares of Common Stock of the Issuer are owned beneficially by the reporting person, constituting 21.9% of such shares outstanding. This amount includes currently-exercisable options held by the reporting person entitling him to purchase 37,500 shares of Common Stock.

             (b)      Power to Vote or Dispose of Shares.

                      Number of shares as to which reporting person has:

                      (i)   sole power to vote or to direct the vote - 3,480,094

                      (ii)  shared power to vote or to direct the vote - 0

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                      (iii) sole power to dispose of or to direct the
                            disposition of - 3,480,094

                      (iv) shared power to dispose of or to direct the disposition of - 0

             (c) Other than as described herein, the reporting person has not engaged in any transactions in the Common Stock of the Issuer within the past 60 days.

             (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.

             (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


             On October 30, 2002, the reporting person, certain members of the Board of Directors and the other 50% owner of Precision Funding entered into a Voting Agreement pursuant to which the parties thereto agreed (i) to vote in favor of an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of capital stock and in connection therewith to appoint certain officers of the Issuer as proxies with respect to a shareholder vote with respect to any such amendment and (ii) to restrict the transfer of shares of Common Stock held by them prior to the shareholders' meeting at which such amendment is submitted to a shareholder vote. There are no securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

         1. Voting Agreement between Arthur C. Kellar, Mauricio Zambrano, Desarollo Integrado, S.A. de C.V. and certain members of the Board of Directors of Precision Auto Care, Inc., dated October 30, 2002.



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                                    SIGNATURE
                                    ---------

             After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 6, 2002                             /s/ Arthur C. Kellar
                                             --------------------------------
                                             Arthur C. Kellar


EXHIBIT INDEX
-------------

         1. Voting Agreement between Arthur Kellar, Mauricio Zambrano, Desarollo Integrado, S.A. de C.V. and certain members of the Board of Directors of Precision Auto Care, Inc., dated October 30, 2002.




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